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Randolph A. Moore III	Direct Dial: 404-881-7794	Email: randy.moore@alston.com

September 8, 2017

VIA EDGAR AND ELECTRONIC MAIL

Mr. David Lin

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida

Registration Statement on Form S-4

Filed September 8, 2017

File No. 333-218873

Dear Mr. Lin:

On behalf of Seacoast Banking Corporation of Florida (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided orally to Alston & Bird LLP related to the Registration Statement on Form S-4 (File No. 333-218873) (the “Registration Statement”), filed by the Company with the Commission on August 30, 2017.

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the oral comments received yesterday from the Staff and certain updated information. We are supplementally providing a blacklined copy of the Registration Statement, marked to show the changes from the Registration Statement as filed on August 30, 2017.

Oral Comment

Yesterday, the Staff requested that the Company expand certain disclosure and explain why Palm Beach Community Bank (“PBCB”) is soliciting shareholder approval of certain payments and other benefits accruing to Calvin L. Cearley, chief executive officer of PBCB, James E. Springer, president, chief operating officer and chief credit officer of PBCB and James E. Nugent, executive vice president and senior loan officer of PBCB, via written consent rather than pursuant to the Registration Statement.

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August 30, 2017

Response

In response to the Staff’s oral comments, the Company has expanded the disclosure on page 59 of Amendment No. 2 (“Interests of PBCB Directors and Executive Officers in the Merger”) to include a statement that PBCB currently anticipates that a shareholder vote will be necessary to permit Messrs. Cearley, Springer and Nugent to receive certain payments that would otherwise be deemed parachute payments (the “280G payments”), as defined in Section 280G of the Internal Revenue Code, as amended (the “Code”).

The Company further enhanced its disclosure on page 72 of Amendment No. 2 (“Approval of 280G Payments”) to describe why shareholder approval may be necessary under Sections 280G and 4999 of the Code and to clarify that: (i) an exemption from these tax penalties under 280G of the Code applies to companies that qualify as an S corporation, (ii) however, PBCB does not currently have a valid S corporation election so the 280G exemption does not apply and (iii) in the event that the Internal Revenue Service (the “IRS”) grants the letter ruling request regarding PBCB’s S corporation election prior to the consummation of the merger, then the 280G payments to Messrs. Cearley, Springer and Nugent will be exempt from 280G and no shareholder vote will be required.

Consequently, PBCB has elected to solicit the written consent of PBCB shareholders pursuant to a consent statement rather than pursuant to the Registration Statement because the shareholder vote may not be required (as outlined above) if PBCB receives a favorable ruling from the IRS regarding its S corporation status prior to closing the merger. Additionally, under IRS guidance, the approval of a merger agreement (or other purchase agreement) cannot be contingent or otherwise conditioned on the approval of 280G payments. The Company believes that by separating these votes and seeking shareholder approval of the merger prior to the 280G vote avoids any suggestion that PBCB shareholders were compelled to approve the 280G payments. Although PBCB is required by the terms of the merger agreement to hold the shareholder vote, if necessary, actual shareholder approval of the 280G payments is not a condition of the merger. Approval of the 280G payments is an entirely separate and unrelated vote from the vote to approve the merger. Regardless of whether the shareholders of PBCB approve or do not approve the 280G payments, the value of the stock and cash consideration a PBCB shareholder will receive if the merger is approved will not change.

Finally, the Company does not believe that instruction E.2 to Form S-4 requires inclusion of a separate vote for the 280G payments in the Registration Statement. Instruction E.1 to Form S-4 provides the guiding language and describes a registrant’s submission of a proposal to security holders entitled “to vote on, or consent to, a transaction (emphasis supplied) in which the securities being registered are to be issued” and such submission is subject to Regulation 14A. Instruction E.2 requires a registrant to file such proxy or information materials sent to security holders as a part of the registration statement or as an amendment thereto if

August 30, 2017

such materials are not subject to Regulation 14A. The “transaction” in which the Company’s securities are being registered with the SEC and issued is the underlying merger. PBCB shareholders are properly voting to approve this “transaction” where they will receive registered securities of the Company under the Registration Statement in exchange for their PBCB shares. On the contrary, the PBCB shareholder vote to approve or disapprove additional executive compensation is not a “transaction in which the securities are being registered.” The approval or disapproval of the 280G payments has no bearing on the investment decision or the stock consideration that is being registered pursuant to the Registration Statement. The Company believes that PBCB can properly seek shareholder approval of the 280G payments separate and apart from the shareholder approval of the merger pursuant to which such shareholders will receive the Company’s registered securities. Consequently, approval of the 280G payments is properly excluded from the Registration Statement because it does not constitute a shareholder “vote on, or consent to, a transaction in which the securities being registered are to be issued.”

Thank you for your attention to the Company’s responses. If you have any questions or comments regarding the foregoing, or have any additional questions or comments, please do not hesitate to contact me at (404) 881-7794.

Best regards,

/s/ Randolph A. Moore III

Randolph A. Moore III

cc:	Charles M. Shaffer, Chief Financial Officer, Seacoast Banking Corporation

Bradley D. Houser, Holland & Knight LLP